Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
Announcement on Increase in Shareholdings of the Company by Controlling Shareholder
On 25 May 2011, PetroChina Company Limited (the “Company”) received a notice from China National Petroleum Corporation (“CNPC”), its controlling shareholder, that CNPC has increased its shareholdings in the Company by certain renminbi-denominated ordinary shares via the trading system of the Shanghai Stock Exchange on 25 May 2011. Details of the acquisition are as follows:
1.	Details of Acquisition of Shares

On 25 May 2011, CNPC increased its shareholdings in the Company by 31,084,703 shares via the trading system of the Shanghai Stock Exchange, representing 0.017% of the total share capital of the Company. Immediately prior to this share acquisition, CNPC directly and indirectly held 157,914,489,259 shares of the Company, representing approximately 86.28% of the total share capital of the Company. Immediately following this share acquisition, CNPC directly and indirectly held 157,945,573,962 shares of the Company, representing approximately 86.30% of the total share capital of the Company.

2.	Further Acquisition Plan

CNPC intends to continue to increase its shareholdings in the Company, either in its own name or through parties acting in concert with it, via the secondary market within 12 months from the date of this share acquisition in an aggregated amount not exceeding 2% of the total share capital of the Company (including the shares in this share acquisition) (the “Further Acquisition Plan”).

CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of the Further Acquisition Plan and within the statutory period.

The Company will continue to monitor the increase in the shareholdings of the Company by the controlling shareholder and will make timely announcement in accordance with the relevant rules and regulations.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
Beijing, the PRC
27 May 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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